Exhibit 99.2
Marcus E. Jundt
1360 12th Street Northeast
Watertown, South Dakota 57201
Kona Grill, Inc.
Attn: Mark S. Robinow, Secretary
7150 East Camelback Road, Suite 220
Scottsdale, Arizona 85251
February 3, 2010
VIA FEDERAL EXPRESS AND E-MAIL
Re: Letter dated January 28, 2010 from Kona Grill, Inc. (the “Company”) to Marcus E. Jundt.
To the Secretary of Kona Grill, Inc.:
This letter is sent in response to the Company’s letter dated January 28, 2010 (the “Company Letter”) addressed to me, which, among other things, stated that my notice of nomination of a director dated January 25, 2010 and delivered to the Company (the “Notice”) was “defective and of no effect” under the Company’s amended and restated by-laws currently in effect (the “Bylaws”).
As an initial matter, I, after consultation with securities counsel, respectively disagree that the Notice was defective under the Bylaws. The Company Letter quoted the following portion of Section 1.13 of the Bylaws as the “relevant” portion relating to the stockholder nomination process, and I therefore assume that the Company felt that the Notice failed to adequately address such requirements:
“A stockholder’s notice to the corporation of nominations for a regular or special meeting of stockholders shall set forth (A) as to each person whom the stockholder proposes to nominate for election or re-election as a director: (1) such person’s name, age, business address and residence address and principal occupation or employment, (2) all other information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or that is otherwise required, pursuant to Regulation 14A under the Securities Exchange Act of 1934, [as amended (the “Exchange Act”)].”
The Notice provides my name, age, business address and residence address and principal occupation or employment, as follows: “age 44; business and residential address: 1360 12th Street Northeast, Watertown, SD 57201; principal occupation or employment: investor.” Furthermore, as to the required disclosures set forth in Regulation 14A of the Exchange Act, my biography contained in the Notice is taken from the Company’s 2009 Proxy Statement filed with the U.S. Securities and Exchange Commission (the “SEC”) dated effective March 17, 2009, and from the Company’s Form 8-K filed with the SEC on August 12, 2009 with respect to my Separation Agreement with the Company set forth therein (collectively, the “Previous Filings”). I also supplied current information on my beneficial ownership of the Company’s common stock.
If the disclosures set forth in the Previous Filings complied with the relevant SEC requirements, including without limitation Regulation 14A of the Exchange Act, I do not understand how the same information no longer complies today. To the extent such Rules were modified by those certain Rule amendments set forth in the Federal Register on December 23, 2009, with respect to Schedule 14A under Regulation 14A, the biography set forth in the Notice took these amendments into account, and to the extent applicable, accordingly modified the disclosures set forth in the Notice. Where no information was required in response to a particular item of Regulation 14A of the Exchange Act, no information was provided in the Notice. Accordingly, I respectfully disagree with the Company’s refusal to give effect to the Notice and hereby reserve all rights related to such refusal. Your counsel should contact Martin Rosenbaum of the Maslon firm in Minneapolis (612.672.8326) (martin.rosenbaum@maslon.com) if they disagree with our assessment.

Furthermore, as an accommodation to the Company and in no way whatsoever acknowledging any deficiencies in the Notice, I am providing certain additional information to the Company in hopes of moving the nomination process ahead without any further delay.
The Company Letter requests clarification of the purpose of the Notice. The Bylaws do not require a Company stockholder to request consideration of the nominating committee and the Company’s board of directors to become a nominee to serve on the Company’s board of directors. To the contrary, the submission of the Notice to the Company eliminates the need to seek the approval of the nominating committee and board of directors of the Company. However, based upon my prior executive and board experience with the Company and the other compelling reasons set forth in the Notice, I respectfully request that the nominating committee and the Company’s board of directors recommend me for election as a director by the Company’s stockholders at the 2010 annual stockholder meeting.
The Company’s question about whether I am opposing all of the Company’s board of directors nominees is somewhat confusing and irrelevant under Section 1.13 of the Bylaws. The Notice validly nominated me, and I intend to appear at the 2010 annual stockholders meeting of the Company to speak on my own behalf. I hope to receive enough stockholder votes to be one of the three candidates elected to the board of directors of the Company at the 2010 annual stockholders meeting. This process involves no active opposition on my part against any specific nominee of the Company’s board of directors. At this time I do not intend to file materials with the SEC to solicit proxies and respectfully request that the Company include my name and background information in the 2010 proxy statement and to include my name on any proxy card with the individuals nominated by the Company’s board of directors for election as a director of the Company. However, I reserve the right to solicit proxies in connection with the 2010 annual stockholders meeting, either by filing proxy materials with the SEC or in a manner exempt from filing requirements. In any event, I am seeking to become a director of the Company in my capacity as a major stockholder of the Company and as someone who fully intends to serve the interests of all stockholders of the Company, not as some sort of “insurgent opposition,” as stated in the Company Letter.
At this time, other than as stated above and in the Notice, I have no intention to take any other action at the 2010 stockholders meeting of the Company. As stated above, I believe that the Notice provided to the Company contained all information required by the Bylaws to nominate a person to the Company’s board of directors. I have sent this letter to the Company as an accommodation only, and it shall not by any means be deemed an admission that the Notice is defective for any purpose. In the event that the Company requires more information from me to facilitate the nomination process, please contact me immediately (480-388-1009) (marcusjundt@yahoo.com) or my counsel, Martin Rosenbaum, so that we can respond in an appropriate, timely manner.

Sincerely,
/s/ Marcus E. Jundt

cc:	Berke Bakay (via e-mail)
Marc A. Buehler (via e-mail)
Richard J. Hauser (via postal mail)
Douglas G. Hipskind (via e-mail)
Anthony L. Winczewski (via e-mail)
Mark A. Zesbaugh (via e-mail)
Clifford E. Neimeth, Esq. (via e-mail)
Scott Weiss, Esq. (via e-mail)
Martin R. Rosenbaum (via e-mail)
Bradley A. Pederson, Esq. (via e-mail)

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